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                                                                       EXHIBIT 8



                               ___________, 1997



Board of Directors
Trustmark Corporation
248 East Capitol, Suite 300
Jackson, Mississippi 39201

Board of Directors and Shareholders
First Corinth Corp.
National Bank of Commerce of Corinth
501 Fillmore Street
Corinth, Mississippi 38834


         Re: Merger Agreement by and among Trustmark Corporation, Trustmark National Bank, First Corinth Corp. and National Bank of Commerce of Corinth

Gentlemen:

         We have acted as counsel to Trustmark Corporation, a Mississippi corporation and registered bank holding company ("Trustmark") and its subsidiary, Trustmark National Bank, a national banking association ("Trustmark Bank"), in connection with the proposed merger (the "Merger") of First Corinth Corp., a Mississippi corporation and registered bank holding company ("FCC") with and into Trustmark and the proposed merger (the "Bank Merger") of National Bank of Commerce of Corinth, a national banking association ("NBC"), with Trustmark Bank under the existing charter of Trustmark Bank pursuant to the terms of the Merger Agreement dated as of October 2, 1996 (the "Merger Agreement"), by and among Trustmark, FCC, Trustmark Bank and NBC, each as described in the Registration Statement on Form S-4 to be filed by Trustmark with the Securities and Exchange Commission (the "Registration Statement").
All capitalized terms, unless otherwise specified, have the meanings assigned to them in the Registration Statement.

         In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the
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Registration Statement and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below.
In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinions set forth below, we have relied upon certain written representations and covenants of Trustmark, Trustmark Bank, FCC and NBC, which are annexed hereto.

         In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. The following opinion is based upon the foregoing authorities as existing on the date of this opinion, any of which could be changed at any time. Any such changes may be retroactive and could significantly modify the statements and opinions expressed herein. Similarly, any change in the facts and assumptions upon which this opinion is based could modify the conclusions reached herein. In rendering this opinion we assume no obligation to advise you of any such changes or to update this opinion as a result of any such changes.

         Our opinion covers only the matters expressly set forth herein, and no opinions should be inferred as to any other matters or as to any other tax aspects of the above-described transactions that are not specifically addressed.

         This opinion represents our best judgment as to the probable outcome of the tax issues discussed and is not binding on the Internal Revenue Service. We can give no assurance that the Service will not challenge our conclusions and prevail in the courts in such a manner as to cause adverse tax consequences to Trustmark, Trustmark Bank, FCC, NBC or their respective shareholders.

         Based upon and subject to the foregoing, we are of the opinion that the Merger and the Bank Merger will, under current law, constitute tax-free reorganizations under Section 368(a) of the Code. It is further our opinion that Trustmark and FCC will each be a party to the Merger and that Trustmark Bank and NBC will each be a party to the Bank Merger.

         As tax-free reorganizations, the Mergers will have the following Federal income tax consequences for FCC, NBC and their shareholders and Trustmark and Trustmark Bank:

         1. No gain or loss will be recognized by the holders of the common stock of FCC and NBC as a result of the exchange of such shares for shares of Trustmark common stock ("Trustmark Common
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Stock") pursuant to the Mergers.  Cash received by any FCC or NBC shareholders who perfect dissenters' rights of appraisal with respect to their FCC or NBC shares will be treated as having been received by such shareholders as a distribution in redemption of his or her stock, subject to the provisions and limitations of Code Section 302. The payment of cash in lieu of fractional share interests will be treated as if the shares were distributed as part of the exchange and then were redeemed by Trustmark. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, subject to the provisions and limitations of Code Section 302.

         2. The tax basis of the shares of Trustmark Common Stock received by each shareholder of FCC and NBC will equal the tax basis of such shareholder's shares of FCC or NBC (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Mergers, decreased by the amount of cash received by the shareholder and increased by the amount which was treated as a dividend and the amount of any gain recognized on the exchange and not treated as a dividend.

         3. The holding period for the shares of Trustmark Common Stock received by each shareholder of FCC and NBC will include the holding period for the shares of FCC and NBC exchanged in the Mergers.

         4. Trustmark and Trustmark Bank will not recognize gain or loss as a result of the Mergers.

         5. FCC and NBC will not recognize gain or loss as a result of the Mergers.

         Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Mergers, or of any transactions related to the Mergers, or contemplated by the Merger Agreement. This opinion is being furnished only to you in connection with the Mergers and solely for your benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.



                                        Very truly yours,


                                        Brunini, Grantham, Grower & Hewes, PLLC